SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Pandion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340 10 6

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #698340 10 6

1	NAME OF REPORTING PERSONS Polaris Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,090,800 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,090,800 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,800 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PP VIII (as defined in Item 2(A) below). PPGP VIII (as defined in Item 2(A) below), the general partner of PP VIII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Alan Crane, a member of the Issuer’s board of directors, holds an interest in PPGP VIII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,519,902 shares of Common Stock outstanding as of November 12, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2020, as filed with the United States Securities and Exchange Commission on November 16, 2020 (the “Form 10-Q”).

CUSIP #698340 10 6

1	NAME OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 110,622 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 110,622 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,622 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PEF VIII (as defined in Item 2(a) below). PPGP VIII, the general partner of PEF VIII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Alan Crane, a member of the Issuer’s board of directors, holds an interest in PPGP VIII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 29,519,902 shares of Common Stock outstanding as of November 12, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #698340 10 6

1	NAME OF REPORTING PERSONS Polaris Partners GP VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,201,422 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,201,422 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,422 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)

3,090,800 of such shares are held of record by PP VIII and 110,622 of such shares are held of record by PEF VIII. PPGP VIII, the general partner of each of PP VIII and PEF VIII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Alan Crane, a member of the Issuer’s board of directors, holds an interest in PPGP VIII and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 29,519,902 shares of Common Stock outstanding as of November 12, 2020, as reported on the Issuer’s Form 10-Q.

SCHEDULE 13G

CUSIP #698340 10 6

ITEM 1(A).	NAME OF ISSUER

Pandion Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

134 Coolidge Avenue

Watertown, MA 02472

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Partners VIII, L.P. (“PP VIII”), Polaris Entrepreneurs’ Fund VIII, L.P. (“PEF VIII”), Polaris Partners GP VIII, L.L.C. (“PPGP VIII” and together with PP VIII and PEF VIII, the “Reporting Entities”). David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII. Alan Crane, a member of the Issuer’s board of directors, holds an interest in PPGP VIII. To the extent feasible, PEF VIII invests alongside PP VIII.

ITEM 2(B).	ADDRESS OR PRINCIPAL OFFICE

The address for each of the Reporting Entities is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PP VIII and PEF VIII are limited partnerships organized under the laws of the State of Delaware. PPGP VIII is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

CUSIP #698340 10 6

ITEM 2(E)	CUSIP NUMBER

698340 10 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Entities filing this Statement is provided as of December 31, 2020:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Entity and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Entity and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Entity and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Entity and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Entity and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Entity and the corresponding footnotes.*

*	Each Reporting Entity disclaims beneficial ownership as to such securities, except to the extent its pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of PP VIII and PEF VIII, and the limited liability company agreement of PPGP VIII, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP #698340 10 6

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

Exhibit B – Power of Attorney (Polaris Partners GP VIII, L.L.C.)

CUSIP #698340 10 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

POLARIS PARTNERS VIII, L.P.

By:	Polaris Partners GP VIII, L.L.C.

By:	**
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VIII, L.P.

By:	Polaris Partners GP VIII, L.L.C.

By:	**
Authorized Signatory

POLARIS PARTNERS GP VIII, L.L.C.

By:	**
Authorized Signatory

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

[**This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney included as exhibits to this Schedule 13G.]